UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Release	May 28, 2018

Conference Call in Portuguese

May 29, 2018

10:00 a.m. (Brasília)

9:00 a.m. (NY) / 2:00 p.m. (UK)

Webcast: Click here

Telephone: +55 (11) 2188-0155 /

+1 646 843 6054 / Code: Oi

Replay available until 6/03/2018:

+55 (11) 2188-0400 / Code: Oi

Conference Call in English SIMULTANEOUS TRANSLATION

May 29, 2018

10:00 a.m. (Brasília)

9:00 a.m. (NY) / 2:00 p.m. (UK)

Webcast: Click here

Telephone: +1 646 843 6054 (USA) /

+55 (11) 2188-0155 (Other) / Code: Oi

Replay available until 6/03/2018:

+55 (11) 2188-0400 / Code: Oi

Consolidated Information and Earnings Release (Unaudited)

This report contains the operating and financial performance of Oi S.A. – under Judicial
Reorganization (“Oi S.A.” or “Oi” or “Company”) – and its subsidiaries for the first quarter of 2018.

1Q18 HIGHLIGHTS

Focus on operational efficiency with cost reduction supports EBITDA and margin growth over 4Q17

    The Company reduced costs, through operational efficiency, by R$ 318 million versus 1Q17 and R$ 426 million versus 4Q17.

    •      Operational efficiency translates into sustainable cost reduction, reinforced by the continued evolution of quality indicators.

    Oi recorded growth in EBITDA and EBITDA margin in the sequential comparison, in-line with the Judicial Reorganization Plan.

    •      Routine EBITDA recorded R$ 1,6 billion in the quarter, a 20.5% increase over 4Q17. Routine EBITDA margin reached 27.9%, representing growth of 5.4 p.p. over 4Q17.

    Focus on operation continues to promote increased efficiency and improved customer experience, reflecting advances in operational and quality indicators.

    •      Initiatives such as infrastructure upgrade and network capacity expansion, preventive actions designed to increase productivity, improvement of customer service quality and digitalization of services and processes created synergies for the Company.

    •      As a result, Oi recorded an improvement in customer satisfaction in 2017, with continuous reductions in ANATEL (-24.1% versus 1Q17), Small Claims Court- JEC (-23.4% versus 1Q17) and PROCON (-5.1% vs. 1Q17).

    The intensification of the digital program with the launching of solutions that improve customer experience and enable efficiency gains, including the automation of processes (robotization and artificial intelligence) and increased digitalization of billing, sales and customer service.
    Cash position was R$ 6.2 billion at the end of March 2018, reflecting the payment for the acceleration of investments in 4Q17 and payment of Income Tax.

    Approval of the JR Plan, which will lead to a debt reduction of over R$ 36 billion, enabling the resumption of the investment cycle.

    Oi registers accounting profit of R$ 30.5 billion, reflecting the recording of the restructuring of its debt approved in the Judicial Reorganization Plan. As a result, Net Equity returns to positive R$ 28.9 billion.

    The Company is preparing for a new growth cycle that will occur with the acceleration of investments financed by the capital increase.

    •      Incremental CAPEX plan financed by capital increase provides for investments of R$ 7 billion per year for the coming years, with strategies focused on access to fixed line and mobile networks, supporting the transformation, growth and sustainability of the business.

1Q18 HIGHLIGHTS

Summary

Table 1 – Highlights

in R$ million or otherwise stated	1Q18	1Q17	4Q17	YoY	QoQ
Oi S.A. Consolidated
Total Net Revenues	5,668	6,160	5,828	-8.0%	-2.7%
Routine EBITDA	1,572	1,723	1,299	-8.8%	21.0%
Routine EBITDA Margin (%)	27.7%	28.0%	22.3%	-0.2 p.p.	5.4 p.p.
Net Income (Loss) attributable to owners of the Company (1)	30,543	-69	-3,690	-44406.2%	-927.8%
Net Debt	7,309	40,608	47,621	-82.0%	-84.7%
Available Cash	6,225	7,699	6,999	-19.1%	-11.1%
CAPEX	1,127	1,267	1,840	-11.0%	-38.7%

in R$ million or otherwise stated	1Q18	1Q17	4Q17	YoY	QoQ
BRAZIL
Revenue Generating Units - ('000)	59,212	63,371	59,685	-6.6%	-0.8%
Residential	15,599	16,343	15,885	-4.5%	-1.8%
Personal Mobility	36,434	39,837	36,648	-8.5%	-0.6%
B2B	6,539	6,550	6,512	-0.2%	0.4%
Public Telephones	640	641	640	-0.2%	0.0%
Total Net Revenues	5,622	6,066	5,782	-7.3%	-2.8%
Net Service Revenues(2)	5,575	6,009	5,722	-7.2%	-2.6%
Residential	2,201	2,354	2,269	-6.5%	-3.0%
Personal Mobility	1,768	1,890	1,827	-6.4%	-3.2%
Customer (3)	1,635	1,748	1,693	-6.5%	-3.4%
B2B	1,548	1,703	1,560	-9.1%	-0.8%
Net Customer Revenues(3)	5,374	5,794	5,517	-7.2%	-2.6%
Routine EBITDA	1,567	1,692	1,300	-7.4%	20.5%
Routine EBITDA Margin (%)	27.9%	27.9%	22.5%	0.0 p.p.	5.4 p.p.
CAPEX	1,124	1,227	1,835	-8.3%	-38.7%
Routine EBITDA - CAPEX	442	465	-535	-5.0%	-182.7%

(1) 1Q17 data were adjusted as explained in the Disclaimer section of this document.

(2) Excludes handset revenues.

(3) Excludes handset and network usage revenues.

OPERATING RESULTS

In the period ended on March 31, 2018, the Company reported its results according to IFRS (International Financial Reporting Standards) 15 and 9, which came into effect as of January 1, 2018. Adjustments were not made retroactively to 2017 results. The impacts promoted by these changes were immaterial in the Company's results.

The table below presents the 1Q18 results considering and excluding the impacts of IFRS 15 and 9.

Table 2 - Reconciliation of Net Revenue and Routine Operating Costs of 1Q18 considering impacts from IFRS 15 and 9 adoption

R$ million	1Q18	IFRS 15 Impact	IFRS 9 Impact	1Q18 ex adjustments
Consolidated Total Net Revenues	5,668.3	-2.8	0.0	5,665.4
Brazil	5,622.1	-2.8	0.0	5,619.2
Residential	2,201.0	-2.5	0.0	2,198.6
Personal Mobility	1,815.3	0	0	1,815.3
Service	1,768.2	0	0	1,768.2
Customer	1,635.4	0	0	1,635.4
Network Usage	132.8	0	0	132.8
Sales of handsets, SIM cards and others	47.1	0	0	47.1
B2B	1,547.4	-0.4	0.0	1,547.0
Other services	58.4	0.0	0.0	58.4
International Operations	46.2	0	0	46.2
Consolidated Routine Operating Costs and Expenses	-4,096.4	-19.8	17.2	-4,099.0
Brazil	-4,055.5	-19.8	17.2	-4,058.2
Personnel	-600.5	0	0	-600.5
Interconnection	-188.7	0	0	-188.7
Third-Party Services	-1,412.8	-19.8	0	-1,432.6
Network Maintenance Service	-274.7	0	0	-274.7
Handset Costs/Other (COGS)	-37.8	0	0	-37.8
Marketing	-65.2	0	0	-65.2
Rent and Insurance	-1,028.5	0	0	-1,028.5
Provision for Contingencies	-91.7	0	0	-91.7
Provision for Bad Debt	-202.6	0	17.2	-185.5
Taxes and Other Expenses (Revenues)	-153.0	0	0	-153.0
International Operations	-40.9	0	0	-40.9
Consolidated Routine EBITDA	1,571.9	-22.7	17.2	1,566.4
Brazil Routine EBITDA	1,566.6	-22.7	17.2	1,561.1
International Operations Routine EBITDA	5.3	0.0	0.0	5.3

OPERATING RESULTS

Net Revenues

Table 3 – Breakdown of Net Revenues

	Quarter					Weight %
R$ million	1Q18	1Q17	4Q17	YoY	QoQ	1Q18	1Q17
Consolidated Total Net Revenues	5,668	6,160	5,828	-8.0%	-2.7%	100%	100%
Brazil	5,622	6,066	5,782	-7.3%	-2.8%	99.2%	98.5%
Residential	2,201	2,354	2,269	-6.5%	-3.0%	38.8%	38.2%
Personal Mobility	1,815	1,947	1,887	-6.7%	-3.8%	32.0%	31.6%
Service	1,768	1,890	1,827	-6.4%	-3.2%	31.2%	30.7%
Customer	1,635	1,748	1,693	-6.5%	-3.4%	28.9%	28.4%
Network Usage	133	141	135	-6.1%	-1.5%	2.3%	2.3%
Sales of handsets, SIM cards and others	47	57	60	-16.9%	-21.4%	0.8%	0.9%
B2B	1,547	1,703	1,559	-9.1%	-0.8%	27.3%	27.7%
Other services	58	62	66	-6.1%	-11.9%	1.0%	1.0%
International Operations	46	94	46	-50.7%	0.3%	0.8%	1.5%

Brazil
Net Service Revenues	5,575	6,009	5,722	-7.2%	-2.6%	98.4%	97.6%
Net Customer Revenues	5,374	5,794	5,517	-7.2%	-2.6%	94.8%	94.1%

In 1Q18, consolidated net revenues totaled R$ 5,668 million (-8.0% y.o.y. and -2.7% q.o.q.). Net revenues from Brazilian operations (“Brazil”) came to R$ 5,622 million in 1Q18, 7.3% lower than in 1Q17 and down 2.8% from 4Q17. Net revenues from international operations (Africa and East Timor) stood at R$ 46 million, in line with the previous quarter (+0.3%) and 50.7% lower than in the same period last year. The year-on-year decline was due to the reduction in the interest held by one of our companies in the capital stock of the Namibian telecom operator Mobile Telecommunications Limited in January 2017, which, despite taking place in 1Q17, still generated revenues for the Company in that quarter.

BRAZIL

Net revenues from Brazilian operations totaled R$ 5,622 million in 1Q18, -7.3% y.o.y. and -2.8% q.o.q., as shown above. The annual performance was due to the combination of (i) the cut in the regulated interconnection (MTR, TU-RL and TU-RIU) and fixed-to-mobile (VC) tariffs; (ii) the natural downward trend in voice traffic, affecting the Residential and Personal Mobility segments; and (iii) the decline in prepaid recharge volume, the recharger base and B2B revenues, due to the adverse macroeconomic scenario in Brazil. B2B revenues were also impacted by the judicial reorganization process, as it will be explained in further detail later on. On the other hand, continuous year-on-year growth in pay-TV revenues from the Residential segment and data and postpaid + control revenues from the Mobility segment partially offset these negative impacts in the year.

The sequential decline in net revenues from Brazilian operations was mainly due to the effect of the annual rate increase in 3Q17, which still impacted churn in 1Q18, affecting both Residential and Mobility postpaid revenues, combined with the sequential increase in the unemployment rate, which is directly correlated with prepaid revenues. These factors were partially offset by higher pay-TV revenues in the Residential segment and higher data and IT revenues in the B2B segment.

OPERATING RESULTS

Total net service revenues, which exclude handset revenues, stood at R$ 5,575 million in 4Q17 (-7.2% y.o.y. and -2.6% q.o.q.), while total net customer revenues, which exclude handset and network usage revenues, came to R$ 5,374 million (-7.2% y.o.y. and -2.6% q.o.q.). These changes were also caused by the above-mentioned reasons.

Residential

Tabela 4 – Net Revenues, RGUs and ARPU of Residential segment

	1Q18	1Q17	4Q17	YoY	QoQ
Residential
Net Revenues (R$ million)	2,201	2,354	2,269	-6.5%	-3.0%
Revenue Generating Units (RGU) - ('000)	15,599	16,343	15,885	-4.5%	-1.8%
Fixed Line in Service	9,001	9,802	9,233	-8.2%	-2.5%
Fixed Broadband	5,085	5,204	5,156	-2.3%	-1.4%
Pay TV	1,514	1,336	1,496	13.3%	1.2%
ARPU Residential (R$)	80.8	79.6	81.3	1.5%	-0.6%

Net revenues from the Residential segment totaled R$ 2,201 million in 1Q18, down 6.5% from 4Q17 and 3.0% lower than in 4Q17. Net revenues fell in the annual comparison, mostly as a result of a shrinking customer base, lower voice traffic and the annual cut in the regulated interconnection (TU-RL and TU-RIU) and fixed-to-mobile (VC) tariffs, partially offset by continuous growth in pay-TV revenues (+23.4% y.o.y.). Compared to 4Q17, net revenues declined chiefly due to the reduction in the customer base in the quarter, impacted by the annual rate increase of service plans as of 3Q17, which affected the churn rate in 4Q17, with impacts on 1Q18 (especially on involuntary churn). Additionally, the Company concentrated its efforts on the adjustment of plans in certain customer segments to mitigate risks of default and cancellation of subscription, which also contributed to the revenue decline in the period, accelerating the erosion of gains arising from the rate increase and other revenue growth initiatives.

Oi ended 1Q18 with 15,599 thousand RGUs in the Residential segment (-4.5% y.o.y. and -1.8% q.o.q.). The annual and sequential declines were mainly due to the reduction in the fixed line base, driven by (i) a natural market trend of reducing voice usage and (ii) the combination of two rate increases in 2017, which affected churn, as explained earlier. The first increase was due to the decision of the Federal Supreme Court (STF) to levy ICMS tax on subscriptions that do not include allowances and the subsequent pass-through of this tax to customers’ bills in the first half of 2017, which had a positive impact on revenues in 1Q17. The second increase was caused by the annual rate increase of service plans in 3Q17. On the other hand, gross adds of the Residential segment increased 3.1% over 4Q17 and remained flat year on year.

OPERATING RESULTS

Residential ARPU

Residential ARPU totaled R$ 80.8 in 1Q18, up 1.5% over 1Q17 and in line with 4Q17, driven by an upturn in pay-TV ARPU (+7.6% y.o.y.), as well as growth in convergent offers, with continued increases in the number of households with more than one Oi product (+2.2 p.p. y.o.y. and +0.4 p.p. q.o.q.).

Fixed line

The Company closed 1Q18 with 9,001 thousand fixed line customers in the Residential segment (-8.2% y.o.y. and -2.5% q.o.q.). In spite of this, fixed line gross adds moved up 7.3% over the previous quarter and remained in line with 1Q17.

In order to mitigate the impact of the decline in the fixed line base due to the market trend of reducing demand for voice services, the Company has been concentrating its sales efforts on high-end, more profitable bundled offers. As a result, the share of low-end offerings in fixed line gross adds continued to decline in 1Q18, falling 6.6 p.p. from 1Q17 and 1.0 p.p. from 4Q17, while bundle revenues climbed 56.1% over 1Q17 and 19.2% over 4Q17. Oi Total closed 1Q18 with approximately 2.5 million customers, as the customer base increased 17.2% over 4Q17, accounting for 27.5% of the fixed line base at the end of the quarter.

In addition to playing a part in the strategy to increase profitability in the Residential segment, convergent offers help build customer loyalty by increasing the number of households with more than one Oi product and reducing churn rates. At the end of 1Q18, Oi Total Residencial (3P) had a churn rate 26.1% lower than the one recorded by the standalone offering, while the Oi Voz Total (OVT) offer, which still accounted for 9.3% of the fixed line base in the segment, recorded a churn rate 11.8% lower than that of the standalone offering.

Since the launch of Oi Total in 1Q16, the Company has been promoting the migration from the previous convergent offer, Oi Conta Total (OCT), to these new offers. Consequently, 58.2% of Oi Total Solução Completa (4P) gross adds were to former OCT (3P) customers. Oi Total and OCT together accounted for 29.5% of the fixed base at the end of 1Q18, up 11.6 p.p. over 1Q17 and 4.0 p.p. over 4Q17.

In line with the market trend of offering customers plans featuring unlimited minutes, Oi expanded unlimited plans in the fixed line base, especially Oi Total offerings, reaching 46.7% of the fixed line customer base in 1Q18, 10.4 p.p. more than in 1Q17 and 2.5 p.p. more than in the previous quarter.

In order to meet growing user demand for data and attract high-quality gross adds, in May 2018, the Company updated Oi Total, offering new customers who acquire the postpaid Oi Total combo twice the Internet allowance of the standalone plan and a wide range of value-added services (including audiobooks, BTFIT, PlayKids, Para Aprender, Oi Revistas and Te Ligou PRO). All the offers include up to 15 MB broadband and unlimited fixed line calls to any operator in Brazil.

Broadband

Oi ended 1Q18 with 5,085 thousand fixed broadband RGUs in the Residential segment (-2.3% y.o.y. and -1.4% q.o.q.). First-quarter broadband gross adds increased 3.3% over 1Q17 and 1.7% over 4Q17.

Oi has been investing in network structuring projects in order to enable the sale of high-end plans featuring more attractive bundled products and higher broadband speeds. VDSL technology (broadband with speeds of up to 35 Mbps) has been boosting Oi Total sales, increasing the share of high-end offers featuring higher speeds in the base. Oi has been reducing the share of low-end offers in broadband gross adds (-4.7 p.p. y.o.y. and -0.5 p.p. q.o.q.), while consistently increasing broadband penetration in households with an Oi fixed line to 56.5% in 1Q18 (+3.4 p.p. y.o.y. and +0.7 p.p. q.o.q.).

OPERATING RESULTS

Boosted by these network investments, the average speed of the broadband base reached 8.6 Mbps, an increase of 20.0% over 1Q17 and 3.9% over 4Q17. The share of RGUs with speeds starting at 5 Mbps increased 7.6 p.p. over 1Q17 to 79.9%, while the share of RGUs with speeds starting at 10 Mbps grew 11.0 p.p. to 57.4% and the share of RGUs with speeds starting at 15 Mbps rose 11.3 p.p. to 26.8% in the same period. It is worth mentioning that the speed of broadband gross adds averaged 10.7 Mbps in 1Q18 (+11.7% y.o.y. and +0.6% q.o.q.). In 1Q18, 71.4% of gross adds had speeds starting at 10 Mbps (+7.4 p.p. y.o.y.) and 46.9% had speeds starting at 15 Mbps (+10.7 p.p. y.o.y.).

Pay TV

Oi closed 1Q18 with 1,514 thousand pay-TV RGUs in the Residential segment, recording growth in both annual and sequential terms for the eighth consecutive quarter, up 13.3% over 1Q17 and 1.2% over 4Q17. Oi TV has been directly contributing to growth in Oi Total sales, driving the convergence strategy in the Residential segment. In 1Q18, pay-TV net adds totaled 177 thousand RGUs compared to 1Q17 and 17 thousand RGUs compared to 4Q17.

Oi TV’s penetration in households with an Oi fixed line continued to grow, reaching 16.8% in 1Q18 (+3.2 p.p. y.o.y. and +0.6 p.p. q.o.q.). The share of low-end pay TV in the sales mix continued to fall in 1Q18 (-1.6 p.p. y.o.y. and -1.9 p.p. q.o.q.), contributing to the improvement in the base profile. As a result, the share of high-end offers in Oi’s pay-TV customer base continued to increase, moving up 3.3 p.p. over the same period in 2017 and 0.8 p.p. over the previous quarter. Growth in high-end pay-TV sales, sold as part of Oi Total convergent offers, has been allowing the increase in pay-TV ARPU (+7.6% y.o.y. and +1.2% q.o.q.).

Oi TV is a differentiated product because it offers a wide range of content, with high-definition channels (including open channels) in all its plans and up to 185 channels, 65 of which in HD, in the most complete offer. It also offers services like PenVR (content recording and live/pause service via pen drive available in any plan) and iPPV (purchase of Pay-Per-View events by remote control), as well as TV Everywhere, a service that allows customers to watch content from 48 channels, including 29 with live content and more than 38 thousand on-demand titles, depending on the plan, in any device (smartphone, tablet or PC) connected to the Internet. TV Everywhere includes the Oi Play virtual platform, reinforcing Oi’s positioning in providing more user autonomy and a better customer experience through the digitalization of services.

In order to cater to the different user profiles, the Company also offers an Oi TV prepaid service, with a choice between biweekly or monthly recharges (beginning at R$ 44.90 and R$ 69.90, respectively), which can be paid by credit card or through sharing the customer’s mobile credits.

OPERATING RESULTS

Personal Mobility

Tabela 5 – Net Revenues and RGUs of Personal Mobility segment

	1Q18	1Q17	4Q17	YoY	QoQ
Personal Mobility
Net Revenues (R$ million)	1,815	1,947	1,887	-6.7%	-3.8%
Service	1,768	1,890	1,827	-6.4%	-3.2%
Customer (1)	1,635	1,748	1,693	-6.5%	-3.4%
Network Usage	133	141	135	-6.1%	-1.5%
Sales of handsets, SIM cards and others	47	57	60	-16.9%	-21.4%
Revenue Generating Units (RGU) - ('000)	36,434	39,837	36,648	-8.5%	-0.6%
Prepaid Plans	29,660	32,957	29,917	-10.0%	-0.9%
Postpaid Plans (2)	6,774	6,880	6,731	-1.5%	0.6%

(1) Excludes handset and network usage revenues.

(2) Includes postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

Consolidated Personal Mobility net revenues totaled R$ 1,815 million (-6.7% y.o.y. and -3.8% q.o.q.). The sequential decline was due to the impact of the annual rate increase in the postpaid segment as of July 2017, which also affected churn in 1Q18, combined with a sequential increase in the unemployment rate, which reduced prepaid recharge volume, with a direct impact on revenues. The annual decline was caused by (i) lower network usage revenues, due to the annual cuts in the regulated interconnection tariffs (MTR) and (ii) the reduction in voice revenues both in the prepaid segment, due to the correlation with high unemployment rates, and in the postpaid segment, which has been more challenged by the limitation of investments in 4G, but strategies of offering free content and greater digital experience to clients have contributed to net adds expansion, which were positive in 43 thousand UGRS in 1Q18 compared to 1Q18. Customer revenues, which exclude interconnection and handsets, totaled R$ 1,635 million in 1Q18, down 6.5% from 1Q17 and 3.4% less than in 4Q17.

Data revenues came to R$ 1,036 million, 9.4% higher than in 1Q17 and in line with 4Q17, accounting for 63.3% of total customer revenues in the quarter (+9.2 p.p. y.o.y. and +2.0 p.p. q.o.q.). In line with the market trend of migration from voice services to data, Oi has been offering increasingly high data allowances, reaching up to 30GB in postpaid offers, as well as resources that enable conversion from minutes to data and vice-versa for Oi Livre, in the prepaid segment, Oi Mais Controle, in the control segment, and Oi Mais Digital. In addition, in May 2018, Oi launched the option to share allowances between Oi Mais Digital plan members in the postpaid segment, enabling users to transfer data between plan members and acquire additional packages, according to their needs.

In 1Q18, network usage revenues totaled R$ 133 million (-6.1% y.o.y. and -1.5% q.o.q.), mainly due to the regulated MTR cuts. In February 2017, these tariffs fell to R$ 0.04928, R$ 0.05387 and R$ 0.06816 in Regions I, II and III, respectively. In February 2018, these same tariffs fell to R$ 0.02606, R$ 0.02815 and R$ 0.04141.  ANATEL approved the following future cuts for 2019: R$ 0.01379, R$ 0.01471 and R$ 0.02517 in Regions I, II and III, respectively.

OPERATING RESULTS

Handset revenues totaled R$ 47 million in 1Q18 (-16.9% y.o.y. and -21.4% q.o.q.); smartphones accounted for almost 100% of sales and 93% of the handsets sold were 4G, whose penetration in the base increased 21.0 p.p. over 1Q17 and 5.0 p.p. over 4Q17.

Oi closed 1Q18 with 36,434 thousand RGUs in the Personal Mobility segment, down 8.5% from 1Q17 and 0.6% from 4Q17. Oi recorded 214 thousand net disconnections between 4Q17 and 1Q18, comprising 257 thousand net disconnections in the prepaid segment and 43 thousand net adds in the postpaid segment. Oi recorded 3,403 thousand net disconnections between 1Q17 and 1Q18, comprising 3,298 thousand net disconnections in the prepaid segment and 105 thousand net disconnections in the postpaid segment. The increase in prepaid net disconnections in the annual comparison was due to a strict disconnection policy for inactive customers, designed to reduce fee payments and preserve the Company’s cash.

Oi’s mobile customer base (Personal Mobility + B2B) reached 38,804 thousand RGUs in 1Q18, 36,434 thousand of which in the Personal Mobility segment and 2,370 thousand in the B2B segment. Gross adds in the mobile segment totaled 4.2 million, while net disconnections came to 159 thousand compared with the previous quarter.

Prepaid

The prepaid customer base closed 1Q18 with 29,660 thousand RGUs (-10.0% y.o.y. and -0.9% q.o.q.). The annual base decline was mostly due to the SIM card consolidation movement observed in the market, the still adverse macroeconomic environment and an increase in disconnections of inactive customers. The sequential base reduction was strongly correlated with the increase in the unemployment rate between 4Q17 and 1Q18. In this context, recharge volume per business day fell 3.3% from 4Q17 and the recharger base shrank 2.0% in the same period.

In order to attract customers and provide a better user experience, the Company also offers innovative solutions for the prepaid segment, such as Oi Livre, which combines more extensive data allowances and the all-net model, accounting for 70% of the prepaid customer base at the end of 1Q18 (+4.1 p.p. q.o.q. and +20.0 p.p. y.o.y.). Since the end of 2Q17, Oi Livre has offered a feature that allows customers to choose whether they will use voice minutes or data directly on the Minha Oi app, with no exchange limits or additional costs. At the end of 1Q18, 95% of Oi Livre customers had migrated to this new offer. Offers such as Oi Livre, which feature more extensive data allowances, also help increase customer profitability, as underlined by Oi Livre’s average ticket, which was 14% higher than that of other prepaid customers. As a result, prepaid ARPU continued to rise in 1Q18, moving up 2.9% over 4Q17 and 5.3% over 1Q17, driven by the increase in data revenues.

In order to further improve the customer experience and generate higher returns for the Company, Oi has been intensifying the digitalization of its products. As a result, in May 2018, Oi updated the Oi Livre prepaid offer in order to cater to different user profiles, allowing customers to choose between unlimited voice minutes to any operator in the country or double the internet allowance. Users can make this choice at any time on the Minha Oi app. Oi Livre also offers value-added services, especially Oi Jornais, which features the full content of major Brazilian newspapers every day.

Postpaid

Oi closed the quarter with 6,774 thousand RGUs in the postpaid + control segment (-1.5% y.o.y. and +0.6% q.o.q.). In 1Q18, the postpaid base accounted for 18.6% of the Personal Mobility base, 1.3 p.p. more than in 1Q17 and 0.2 p.p. more than in 4Q17.  Oi recorded quarterly net adds in the postpaid + control segment for the first time since 1Q17, adding 43 thousand RGUs, the best figure since 4Q16.

OPERATING RESULTS

Postpaid and control revenues (excluding long-distance revenues) fell 5.8% from 1Q17 and 2.5% from 4Q17. As a result, postpaid ARPU declined 0.8% from 1Q17 and 1.3% from 4Q17.

Oi Mais and Oi Mais Controle, the main offers in the postpaid + control segment, feature extensive data and minute allowances, enabling customers to call any operator anywhere in the country at competitive prices. These offers contributed to the 3.6% year-on-year increase in ARPU of gross adds. At the end of 1Q18, Oi Mais and Oi Mais Controle accounted for 65% of the total postpaid + control base (versus 61% at the end of 4Q17).

In May 2018, Oi launched a new feature for Oi Mais Digital postpaid plans, which allows subscribers to manage their families’ data usage, share data with up to four dependents and digitally manage the allowances of all users of the plan at any time, on the Minha Oi self-service app using their mobile phones or the internet. All offers feature unlimited calls to fixed and mobile phones of any operator in the country. The new Oi Mais Digital offer also provides unprecedented access to sports, films, series and cartoons, live TV channels and several on-demand channels through the Oi Play platform in any device and at any time, at no additional cost.

As part of our efforts designed to increase digitalization and data allowances, Oi also updated the Oi Mais Controle portfolio in May 2018, offering all new control customers unlimited calls to any operator in the country, in addition to the contracted internet allowance (3GB, 4GB or 6GB). The offer also enables customers to expand their internet allowance by up to 1GB, converting unlimited calls into data, which will be added to the allowance, through Minha Oi’s benefit exchange functionality. Oi Mais Controle also offers value-added services including news and cooking content.

Oi Mais Controle and Oi Mais have been helping increase customer profitability.  At the end of 1Q18, ARPU of Oi Mais customers was 15% higher than that of other postpaid customers, while ARPU of Oi Mais Controle was 29% higher than that of other Control customers.

2G, 3G and 4G LTE Coverage

Oi’s 2G coverage reached 3,407 municipalities in 1Q18 (93% of the country’s urban population), while 3G coverage reached 1,625 municipalities (+9.2% y.o.y.), or 81.5% of the Brazilian urban population.

At the end of 1Q18, 4G LTE coverage reached 826 municipalities (+191% y.o.y.), or 73% of Brazil’s urban population, 10.1 p.p. more than in 1Q17.

Oi shares the 4G network with other operators in order to optimize investments and reduce costs while seeking to continuously improve service quality and the customer experience. In this regard, in late February 2018, Oi entered into a Memorandum of Understanding (MOU) with TIM Participações S.A., beginning negotiations to solve old disputes and starting a new cycle of infrastructure sharing plans, in line with other current partnerships in the Brazilian telecom market. In order to meet the growing demand for data, Oi has also been focusing its efforts on improving its own 3G and 4G network capacity and coverage quality so as to allow consistent growth of data traffic in the network and equip us to achieve consistent improvements in ANATEL’s network quality metrics.

OPERATING RESULTS

Mobile ARPU

At the end of 1Q18, mobile ARPU stood at R$ 16.3, 0.7% higher than in 1Q17 and up 0.6% over the previous quarter. Excluding interconnection revenues, mobile ARPU increased 0.8% over 1Q17 and 0.6% over 4Q17.

B2B

Tabela 6 – Net Revenues and RGUs of B2B segment

	1Q18	1Q17	4Q17	YoY	QoQ
B2B
Net Revenues (R$ million)	1,547	1,703	1,559	-9.1%	-0.8%
Revenue Generating Units (RGU) - ('000)	6,539	6,550	6,512	-0.2%	0.4%
Fixed	3,611	3,727	3,641	-3.1%	-0.8%
Broadband	545	547	543	-0.3%	0.3%
Mobile (2)	2,370	2,263	2,316	4.8%	2.3%
Pay TV	12	14	12	-14.2%	0.2%

(1) Includes postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

First-quarter net revenues from the B2B segment came to R$ 1,547 million, down 9.1% from 1Q17. The decline was mainly due to (i) lower voice traffic, following the market trend; (ii) the cut in regulated interconnection (MTR) and fixed-to-mobile (VC) tariffs; and (iii) the slowdown in the country’s economic activity, with impacts on corporate and government customers, who adjusted their cost structures, and small and medium enterprises, which are being downsized or closing. Also, Oi’s judicial reorganization process made it difficult for the Company to enter into new agreements throughout 2017.

However, compared with 4Q17, net revenues from the B2B segment remained virtually flat (-0.8%), due to the acceleration of commercial activity in the first quarter of 2018, together with the approval of the judicial reorganization plan on December 20, 2017 and its ratification in 1Q18, building the confidence of our customers and the market in general in the Company’s operational feasibility and sustainability.

The reversal of this trend was also reflected in the relative stability of the B2B base, which totaled 6,539 RGUs at the end of 1Q18 (-0.2% y.o.y. and +0.4% q.o.q.), led by the increase in the mobile (+4.8% y.o.y. and +2.3% q.o.q.) and broadband (-0.3% y.o.y. and +0.3% q.o.q.) bases. In 1Q18, Oi continued to record a slowdown in annual net disconnections (-11 thousand RGUs in 1Q18 versus 1Q17 and -118 thousand RGUs in 1Q17 versus 1Q16). Compared with the previous quarter, Oi accelerated quarterly net adds (+26 thousand RGUs in 1Q18 compared with -66 thousand RGUs in 1Q17). These results were due to our constant base retention efforts, combined with the development of new IT implementation projects, and the mild economic recovery, which enables customers to hire and maintain services.

The Company has been expanding its digital projects in all its segments, including B2B. In the Corporate segment, Oi has been implementing information security projects and service digitalization in order to meet customers’ needs and increase non-voice revenues. Thanks to these initiatives, non-voice Corporate revenues already accounted for more than 70% of total revenues, while IT revenues in the B2B segment rose 12.0% over 1Q17. In the SMEs segment, Oi has been launching convergent offers focused on portability at prices that are both attractive for customers and sustainable for the Company, helping improve ARPU of gross adds and customer profitability.

OPERATING RESULTS

Corporate

During 2017, the Corporate segment was heavily affected by the deterioration in the country’s economy, which impacted the public and the private sectors, and the Company’s judicial reorganization process, which made it difficult for new customers to enter into long-term agreements with Oi, due to the uncertainties related to the process, as well as damaged our relations with existing customers, who demanded special retention efforts.

The Corporate segment has been increasing investments in projects and competitive offers, allowing Oi to accelerate commercial activities in 1Q18. Oi recorded improvements in net sales of data and IT services, with an increase of 26.8% in net sales between March 2017 and March 2018 and 131.3% in IT sales in the same period. Data sales in March 2018 grew 58.8% over average net sales in 2017, while IT sales moved up 26.9% in the same period.  These sales are concentrated in alternative high value-added, higher-margin services in order to reduce Oi’s dependence on voice revenues and boost non-voice revenues, including advanced data, Internet of Things (IoT), IT (Datacenter, Oi Smart Cloud, Colocation, Hosting), Big Data & Analytics and cybersecurity solutions. The acceleration of sales helped IT revenues climb 10.4% over 1Q17 and 2.4% over the previous quarter. At the end of the period, non-voice services accounted for 69.8% of total Corporate revenues.

In line with the strategy of digitalization and cost reduction, Oi has been working to encourage customers to opt for digital bills instead of printed bills, also as a way to simplify payment for customers. At the end of 1Q18, 67.8% of the total printed pages of the Corporate segment had already been converted into digital bills. As a result of the focus on improving the operational service quality, Oi reduced in 52.0% billing complaints in the Corporate segment in the same period.

SMEs

The Small and Medium Enterprises segment was also impacted by the adverse effects of the Judicial Reorganization process and the deterioration in Brazil’s macroeconomic scenario. In order to mitigate the adverse external effects, the Company continued putting in its best efforts to improve service quality and the customer experience, focusing on quality initiatives that continued to improve customer satisfaction levels, as demonstrated by the 15.8% year-on-year decline in billing complaints by Medium Enterprises. Oi is also marketing offers better suited to each segment, in order to increase customer loyalty and profitability, with signs of improvements in the quarter, including a 11.7% year-on-year upturn in ARPU of mobile gross adds.

The Oi Mais Empresas offer, which is the main offer of the segment aimed at SMEs, offers mobile plans including 4G data and unlimited minutes for fixed-line telephony for a fixed monthly amount, which generates a lot of attractiveness since the flat fee model provides greater predictability of corporate cash flow. At the end of 1Q18, the share of this offer in the fixed base corresponded to 54% (+4.0 pp versus 4Q17) and to 54% of the mobile base (+7.0 pp versus 4Q17) in the segment. Following the launch of the Oi Mais Empresas offers in 4Q17, in 1Q18 Oi launched a convergence offer for subscribers of fixed and broadband services. In this offer the customer receives 10GB of internet + unlimited minutes in personal mobility for R$ 40, in case customers are already subscribers of Oi’s fixed and broadband, or for R$ 50, if customers had previously only fixed products. This offer is in accordance with the Company's commercial acceleration strategy, both in price and benefits. These new offers were designed to meet customers’ needs and help attract high-quality gross adds, increasing ARPU of the base and gross adds. Together with the portfolio update, the Company continued expanding its sales channels for SMEs, increasing the salesforce in physical stores in order to support gross add growth. Oi managed to increase the store salesforce by 17.7% over 4Q17 and 44.2% over 1Q17.

OPERATING RESULTS

For the Business segment, the Company offers the Oi Mais Empresas app, an innovative relationship tool that caters exclusively to Small and Medium Enterprises. Using a smartphone, customers can purchase services, contract plan upgrades and make requests, directly managing the treatment of their demand and being able to monitor the status from anywhere with security, which provides them with more autonomy and functionality. At the end of 1Q18, 93% of requests made directly by the app were concluded inside the deadline, which positively impact the satisfaction level of users. At the end of the quarter, this satisfaction index reached 82%

OPERATING RESULTS

Operating Costs and Expenses

Table 7 – Breakdown of Routine Operating Costs and Expenses

R$ million	1Q18	1Q17	4Q17	YoY	QoQ
Routine Operating Costs and Expenses
Brazil	4,055	4,374	4,482	-7.3%	-9.5%
Personnel	601	642	829	-6.5%	-27.5%
Interconnection	189	231	192	-18.2%	-1.8%
Third-Party Services	1,413	1,557	1,483	-9.2%	-4.7%
Network Maintenance Service	275	281	298	-2.2%	-7.7%
Handset Costs/Other (COGS)	38	73	62	-48.2%	-39.4%
Marketing	65	61	128	6.6%	-48.9%
Rent and Insurance	1,028	1,061	953	-3.0%	7.9%
Provision for Contingencies	92	110	145	-16.4%	-36.9%
Provision for Bad Debt	203	159	223	27.2%	-9.1%
Taxes and Other Expenses (Revenues)	153	199	168	-23.3%	-9.1%
International Operations	41	63	47	-34.9%	-13.7%
Routine OPEX	4,096	4,437	4,529	-7.7%	-9.6%

In 1Q18, consolidated routine opex, including international operations, totaled R$ 4,096 million, down 7.7% from 1Q17 and 9.6% from 4Q17.

Routine opex in Brazilian operations totaled R$ 4,055 million in 1Q18 (-7.3% y.o.y. and -9.5% q.o.q.). Considering inflation (IPCA) of 2.68% in the last twelve months, this result corresponded to a decrease of 9.7% in real terms compared to 1Q17 and 11.9% compared to 4Q17.

It is important to highlight that this reduction in costs and expenses occurred in a diligent manner and based on improved efficiency and productivity, so as not to compromise the quality of Oi’s activities and services, as underlined by the improvement in operational and quality indicators, with a direct impact on customer satisfaction levels. It is worth mentioning that the process of digital transformation has also been an important pillar of cost efficiency.

Personnel

In 1Q18, personnel costs and expenses totaled R$ 601 million, 6.5% less than in 1Q17 and 27.5% less than in 4Q17. In the annual comparison, this result was chiefly due to initiatives that increased efficiency in certain areas of the Company, combined with the strict management of personnel costs. In the sequential comparison, 4Q17 presented seasonal impacts, mostly by provisions related to payment of variable compensation policy related to the achievement of operational, financial and quality targets set for 2017 in a collective bargaining agreement with the unions.

OPERATING RESULTS
Interconnection

Interconnection costs in Brazilian operations totaled R$ 189 million in 1Q18, down 18.2% from 1Q17 and 1.8% from 4Q17, chiefly due to the interconnection (MTR, TU-RL and TU-RIU) tariff cuts in February 2018.

Third-party Services

Costs and expenses related to third-party services in Brazilian operations totaled R$ 1,413 million in 1Q18, down 9.2% from 1Q17 and 4.7% over 4Q17. The decline reflects (i) the impact of IFRS 15, according to table 2 of this document, which came into effect on January 1, 2018, with impacts on sales commission expenses by determining the deferral of customer acquisition incremental costs; (ii) lower collection expenses and (iii) lower call center expenses in 1Q18. The reduction in call center expenses was the result of several efforts designed to increase efficiency, including the customer service quality model and the Cuidar do Cliente (Caring for the Customer) program, which has been recording improvements in customer service quality and processes. The success of these initiatives is demonstrated by continuous improvement in several quality indicators, such as a 12.9% drop in customer service costs, a 23.5% decline in the number of repeated calls and a 5.8% increase in customer satisfaction compared with 1Q17, respectively.

Network Maintenance Services

Network maintenance service costs and expenses in Brazilian operations totaled R$ 275 million in 1Q18, -2.2% y.o.y. and -7.7% q.o.q.. The reduction in network maintenance service costs and expenses was due to a lower number of incidents, thanks to initiatives focused on preventive actions and productivity improvements, which have been increasing the efficiency of field operations, as well as efficiency gains arising from the digitalization of processes and customer service (SO Digital). As a result, the Company has been recording significant improvements in quality indicators, such as average waiting time for problem resolution (-16.0% y.o.y.), rework rate within 30 days (-18.6% y.o.y.), average time until installation (-28.1% y.o.y.) and complaints to ANATEL for technical reasons (‑31.8% y.o.y.).

Handset Costs/Other (COGS)

Handset costs in Brazilian operations reached R$ 38 million in 1Q18, R$ 35 million less than in 1Q17 and down R$ 25 million from 4Q17, due to the lower volume of handsets sold in 1Q18.

Marketing

Marketing expenses totaled R$ 65 million in 1Q18, up 6.6% over 1Q17 and down 48.9% from 4Q17. The annual increase was caused by higher spending on Oi Total campaigns, while the sequential reduction was due to Christmas campaigns in the 4Q17 holiday season.

Rent and Insurance

Rent and insurance expenses in Brazilian operations totaled R$ 1,028 million in 1Q18, 3.0% lower than 1Q17 and 7.9% higher than 4Q17. The quarterly increase was mainly due to readjustment in contracts of right-of-way, poles rental, towers rental and equipment.

OPERATING RESULTS

Provision for Contingencies

The provision for contingencies in Brazilian operations totaled R$ 92 million in 1Q18, down 16.4% from 1Q17 and 36.9% from 4Q17. The 4Q17 amount was basically due to the provision of ANATEL fines related to previous years, offset by the lower number of new claims in the JEC (Small Claims Court), while the annual reduction was caused by lower spending on civil and labor claims and claims related to ANATEL, reflecting the Company's efforts to improve the quality of its services and customer experience.

Provision for Bad Debt

The provision for bad debt came to R$ 203 million in 1Q18 (+27.2% y.o.y. and -9.1% q.o.q.). The sequential decline was due to the recognition of extraordinary provisions for bad debt related to business partners in that quarter, while the annual increase was caused by increased default in retail, combined with the effect of IFRS 9, according to table 2 of this document, which came into effect on January 1, 2018 and changed the criterion for provisions for bad debt, requiring companies to record provisions based not only on a historical analysis of the provision for bad debt, but also provisions for expected losses in the future supported by risk analysis on receiving customer credit.

EBITDA

Table 8 – EBITDA and EBITDA margin

	1Q18	1Q17	4Q17	YoY	QoQ
Oi S.A.
Routine EBITDA (R$ million)	1,572	1,723	1,299	-8.8%	21.0%
Brazil	1,567	1,692	1,300	-7.4%	20.5%
International Operations	5	31	-1	-82.8%	-505.4%
Routine EBITDA Margin (%)	27.7%	28.0%	22.3%	-0.2 p.p.	5.4 p.p.
Brazil	27.9%	27.9%	22.5%	0.0 p.p.	5.4 p.p.
International Operations	11.5%	33.0%	-2.9%	-21.5 p.p.	14.4 p.p.
Non-routine Items (R$ million)	0	0	-3,496	n.m.	n.m.
EBITDA (R$ million)(1)	1,572	1,723	-2,197	-8.8%	-171.5%
Brazil	1,567	1,692	-2,149	-7.4%	-172.9%
International Operations	5	31	-48	-82.8%	-111.1%
EBITDA Margin (%)	27.7%	28.0%	-37.7%	-0.2 p.p.	65.4 p.p.

(1) 1Q17 data were adjusted as explained in the Disclaimer section of this document.

In 1Q18, consolidated routine EBITDA totaled R$ 1,572 million (-8.8% y.o.y. and +21.0% q.o.q.). Routine EBITDA from Brazilian operations amounted to R$ 1,567 million in 1Q18, a decline of 7.4% from 1Q17 and an increase of 20.5% over 4Q17. Despite the reduction in revenues from Brazilian operations (-2.8% q.o.q. and -7.3% y.o.y.), the constant cost control efforts were responsible for the increase in EBITDA. The routine EBITDA margin from Brazilian operations was 27.9%, in line with 1Q17 and 5.4 p.p. higher than in 4Q17.

OPERATING RESULTS

Routine EBITDA from international operations (Africa and East Timor) totaled R$ 5 million in the quarter, versus R$ 31 million in 1Q17 and a negative R$ 1 million in 4Q17. The sequential variation was due to higher costs in 4Q17 related to consulting and third-party services – including attorneys’ fees and technical and administrative service expenses. The annual downturn was due to the reduction in the interest held by one of our companies in the capital stock of the Namibian telecom operator Mobile Telecommunications Limited announced on January 31, 2017, which still generated revenues for the Company in that quarter.

Compared with 4Q17, accounting EBITDA reflected the recognition of certain assumptions in the Judicial Reorganization Plan and their consequences, which impacted the opening balance in 2016 and the Company’s financial statements in 2016 and 2017. These adjustments were treated as non-routine items and mainly referred to the provision for regulatory liabilities, the result of the asset impairment test (including goodwill) and the write-off of assets related to judicial deposits, among others, as disclosed in a Material Fact dated March 28, 2018.

Capex

Table 9 – Capex

R$ million	1Q18	1Q17	4Q17	YoY	QoQ
Capex
Brazil	1,124	1,227	1,835	-8.3%	-38.7%
International Operations	3	40	6	-92.8%	-48.8%
Total	1,127	1,267	1,840	-11.0%	-38.7%

The Company’s consolidated Capex including international operations totaled R$ 1,127 million (-11.0% y.o.y. and -38.7% q.o.q.).  In the same period, Capex in Brazilian operations came to R$ 1,124 million (-8.3% y.o.y. and -38.7% q.o.q.). The reductions were basically due to the fact that 1Q18 investments were brought forward to 4Q17 because Oi identified one-off investment opportunities in strategic areas, focusing on the fixed and mobile access network. In 1Q18, network investments in Brazil accounted for 83% of total investments.

OPERATING RESULTS

Operational Cash Flow (Routine EBITDA – Capex)

Table 10 - Operational Cash Flow

R$ million	1Q18	1Q17	4Q17	YoY	QoQ
Oi S.A.
Routine EBITDA	1,572	1,723	1,299	-8.8%	21.0%
Capex	1,127	1,267	1,840	-11.0%	-38.7%
Routine Operational Cash Flow (EBITDA - Capex)	445	456	(542)	-2.5%	n.m.

Table 11 - Operational Cash Flow from Brazilian Operations

R$ million	1Q18	1Q17	4Q17	YoY	QoQ
Oi S.A.
Routine EBITDA	1,567	1,692	1,300	-7.4%	20.5%
Capex	1,124	1,227	1,835	-8.3%	-38.7%
Routine Operational Cash Flow (EBITDA - Capex)	442	465	(535)	-5.0%	n.m.

Consolidated routine operational cash flow (routine EBITDA minus Capex) totaled R$ 445 million in 1Q18, versus R$ 456 million in 1Q17 and a negative R$ 542 million in 4Q17. In Brazilian operations, routine operational cash flow amounted to R$ 442 million in the first quarter, reversing the negative result recorded last quarter, due to higher investments in the period and lower routine EBITDA in 4Q17. The 5.0% year-on-year decline in Brazilian operations was mostly due to lower routine EBITDA this quarter, partially offset by lower Capex.

Depreciation/Amortization

Table 12 – Depreciation and Amortization(1)

R$ million	1Q18	1Q17	4Q17	YoY	QoQ
Depreciation and Amortization
Total	1,268	1,320	1,316	-3.9%	-3.6%

(1) 1Q17 data were adjusted as explained in the Disclaimer section of this document.

Depreciation and amortization expenses totaled R$ 1,268 million in 1Q18 (-3.9% y.o.y. and -3.6% q.o.q.).

FINANCIAL RESULTS

Financial Results

Table 13 – Financial Result (Oi S.A. Consolidated)(1)

R$ million	1Q18	1Q17	4Q17
Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	2,817	(589)	(869)
Net FX Result (on fin. investments and loans and financing)	(225)	696	(1,835)
Other Financial Income / Expenses	27,587	(223)	4,559
Net Financial Income (Expenses)	30,179	(115)	1,854

(1) 1Q17 data were adjusted as explained in the Disclaimer section of this document.

In 1Q18, Oi’s net financial income totaled R$ 30,179 million, when compared to a revenue of R$ 1,854 million in 4Q17 and an expense of R$ 115 million in 1Q17. It should be noted that due to the conclusion of the Company’s Judicial Recovery process, the loans and financing concerning the first quarter of 2018 were renewed and their balances were recalculated in accordance with the terms and conditions of the Plan, observing their stages under the debt restructuring.

Therefore, the quarterly and annual changes are explained by the financial income in the items “Other Financial Income/Expenses” and "Net Interest”. The first is mainly due to the positive impact of the adjustment at fair value of the restructured debt, totaling R$ 13.3 billion. The second is due to the reversal of interest and exchange-rate change accumulated during the period of the Judicial Recovery. These revenues were partially offset by the “Net Foreign Exchange-Rate Change Income/Loss”, which has financial expenses from the impact of the 0.48% appreciation of the US dollar and of 2.91% of the euro vs. real in 1Q18 on the part of the new debt, which is indexed in foreign currency.

FINANCIAL RESULTS

Net Earnings (Loss)

Table 14 – Net Earnings (Loss) (Oi S.A. Consolidated)(1)

R$ million	1Q18	1Q17	4Q17
Net Earnings (Loss)
Earnings before interest and taxes (EBIT)	303	402	-3,513
Financial Results	30,179	-115	1,854
Income Tax and Social Contribution	44	-356	-2,257
Net Income (Loss) from Continuing Operations	30,526	-69	-3,916
Net Results from Discontinued Operations	0	0	0
Consolidated Net Income (Loss)	30,526	-69	-3,916
attributable to owners of the Company	30,543	-69	-3,690
attributable to non-controlling interests	-17	0	-226

(1) 1Q17 data were adjusted as explained in the Disclaimer section of this document.

In 1Q18, the Company's operating earnings (loss) before the financial result and taxes (EBIT) came to earnings of R$ 303 million, versus earnings of R$ 402 million in 1Q17 and a loss of R$ 3,513 million in 4Q17. The annual decline was due to the 7.3% reduction in revenues, partially offset by the 7.7% decrease in total (Routine + Non-routine) operating costs and expenses in the same period. The sequential improvement was mainly caused by non-recurring operating costs and expenses recorded in 4Q17, associated with several accounting adjustments to the standardized financial statements for 2016 and 2017 related to the accounting recognition of certain assumptions in the Judicial Reorganization Plan.

In 1Q18, the Company recorded income tax and social contribution revenues totaling R$ 44 million, versus an expense of R$ 2,257 million in 4Q17 and R$ 356 million in 1Q17. The combination of income tax and social contribution revenues and significant income recorded under “Net Financial Income (Expenses)” compared with 1Q17 and 4Q17, as explained earlier, resulted in consolidated net earnings of R$ 30,526 million in 1Q18, versus a net loss of R$ 69 million in 1Q17 and a net loss of R$ 3,916 million in 4Q17.

DEBT & LIQUIDITY

Debt & Liquidity

Table 15 - Debt

R$ million	Mar/18	Mar/17	Dec/17	% Gross Debt
Debt
Short Term	98	48,308	54,620	0.7%
Long Term	13,436	0	0	99.3%
Total Debt	13,534	48,308	54,620	100.0%
In Local Currency	6,854	13,847	14,835	50.6%
In Foreign Currency	6,680	34,356	39,681	49.4%
Swaps	0	105	105	0.0%
(-) Cash	-6,225	-7,699	-6,999	-46.0%
(=) Net Debt	7,309	40,608	47,621	54.0%

At the end of 1Q18, Oi’s consolidated gross debt reached R$13,534 million, a reduction of R$ 41,086 million over 4Q17 and of R$ 34,774 million over 1Q17. The reduction in both comparisons results from the conclusion of the Company’s Judicial Recovery process, approved at the Creditors’ Meeting, on December 20, 2017, validated on January 8, 2018 and published on February 5, 2018, when the accounting effects of the contractual terms of the new debts became effective.

As a result of the new terms, the main impacts on gross debt in the sequential comparison were: (i) haircut of bonds reaching R$ 11.6 billion, (ii) conversion of debt into shares of Oi S.A. corresponding to R$ 11.6 billion (ii) reversal of interest and exchange-rate change recorded after the protocol of request of judicial recovery, totaling R$ 6.3 billion, and finally (iv) the positive impact of the adjustment to fair value of debt, restructured in R$ 13.3 billion, pursuant to IFRS 9/CPCs 48 and 12. These reductions were partially offset by the accrual of interest and exchange-rate change from February 5th to the end of the quarter.

Considering the cash of R$ 6,225 million at the end of March, the Company’s net debt closed 1Q18 at R$ 7,309 million, a reduction of R$ 40,312 million over 4Q17. The net debt decrease was mainly due to the lower gross debt, as explained above, which was partially offset by a R$ 774 million or 11.1% cash reduction. This reduction was impacted by the increase in requirements of working capital and payments related to regulatory obligations in the period. When compared to the same quarter of the previous year, net debt decreased R$ 33,299 million, also mainly due to the reduction of the gross debt.

DEBT & LIQUIDITY

Table 16 – Cash Position (Brazilian operations)

R$ million
4Q17 Cash Position	6,999
Routine EBITDA	1,567
Capex	-1,124
Working capital	-614
Judicial Deposits + Taxes	-326
Financial operations	-181
Payments to Creditors JR	-95
1Q18 Cash Position	6,225

Table 17 – Gross Debt Breakdown

R$ million
Gross Debt Breakdown	1Q18
Int'l Capital Markets	5,911
Local Capital Markets	6,541
Development Banks and ECAs	8,756
Commercial Banks	5,632
Adjustment to Present Value and Borrowing Costs	-13,305
Total Gross Debt	13,534

Table 18 – Financial Debt Restructuring

R$ Million	Mar/18 (Fair Value)	Jun/16 (Pre-JR)	Discount Rate
Debt
BNDES	3,377	3,327	n.a.
Qualified Bonds	4,779	28,321	12.6%(1)
Non Qualified Bonds	167	625	12.6%(1)
Local Banks	3,468	8,263	14.6%(2)
ECA's	1,574	5,339	12.6%(1)
General Offering	169	3,829	16.4%(2)
Gross Debt	13,534	49,703	n.a.
(1) In Dolar
(2) In Reais

Additional Information

Table 19 – Income Statement (Oi S.A. Consolidated)(1)

R$ million	1Q18	1Q17	4Q17
Net Operating Revenues	5,668	6,160	5,828
Operating Costs and Expenses	-4,096	-4,437	-8,025
Personnel	-609	-658	-837
Interconnection	-190	-233	-193
Third-Party Services	-1,430	-1,572	-1,510
Network Maintenance Service	-275	-287	-298
Handset Costs/Other (COGS)	-43	-77	-64
Marketing	-66	-63	-128
Rent and Insurance	-1,029	-1,065	-955
Provision for Contingencies	-92	-110	-7,038
Provision for Bad Debt	-203	-160	-265
Impairment Test	0	0	4,701
Taxes and Other Revenues (Expenses)	-160	-211	-1,436
Other Operating Revenues (Expenses), net	0	0	0
EBITDA	1,572	1,723	-2,197
Margin %	27.7%	28.0%	-37.7%
Non Routine Items	0	0	3,496
Non Routine EBITDA	1,572	1,723	1,299
Margin %	27.7%	28.0%	22.3%
Depreciation and Amortization	-1,268	-1,321	-1,316
EBIT	303	402	-3,513
Financial Expenses	1,503	-713	-3,496
Financial Income	28,677	598	5,350
Net Earnings (Loss) Before Tax and Social Contribution	30,483	287	-1,659
Income Tax and Social Contribution	44	-356	-2,257
Net Earnings (Loss) from Continuing Operations	30,526	-69	-3,916
Net Results from Discontinued Operations	0	0	0
Consolidated Net Earnings (Loss)	30,526	-69	-3,916
Margin %	538.5%	-1.1%	-67.2%
Profit (Loss) attributed to the controlling shareholders	30,543	-69	-3,690
Profit (Loss) attributed to the non-controlling shareholders	-17	0	-226
Outstanding Shares Thousand (ex-treasury)	675,667	675,667	675,667
Earnings per share (R$)	45.2047	-0.1020	-5.4609

(1) 1Q17 data were adjusted as explained in the Disclaimer section of this document.

Additional Information
  Table 20 – Balance Sheet (Oi S.A. Consolidated)(1)

R$ million	03/31/2018	12/31/2017	03/31/2017
TOTAL ASSETS	68,951	68,639	65,166
Current	24,207	23,748	25,352
Cash and cash equivalents	6,073	6,863	7,504
Financial investments	38	21	18
Accounts Receivable	7,485	7,367	8,278
Inventories	262	254	465
Recoverable Taxes	1,027	1,124	578
Other Taxes	1,113	1,082	1,007
Assets in Escrow	1,097	1,023	951
Held-for-sale Assets	4,610	4,675	4,590
Other Current Assets	2,503	1,339	1,962
Non-Current Assets	44,744	44,891	39,814
Long Term	9,428	9,415	9,760
.Recoverable and Deferred Taxes	268	0	0
.Other Taxes	633	628	707
.Financial investments	114	115	178
.Assets in Escrow	8,036	8,290	8,583
.Derivatives	0	0	0
.Other	377	383	293
Investments	126	137	137
Property Plant and Equipment	26,932	26,989	25,912
Intagible Assets	8,258	8,351	4,004

TOTAL LIABILITIES	68,951	68,639	65,166
Current	10,591	67,892	61,268
Suppliers	4,920	7,627	6,864
Loans and Financing	98	54,515	48,203
Financial Instruments	0	105	105
Payroll and Related Accruals	856	925	659
Provisions	830	963	1,011
Pension Fund Provision	77	62	159
Payable Taxes	204	567	288
Other Taxes	1,652	1,444	1,804
Dividends Payable	6	6	6
Liabilities associated to held-for-sale assets	307	354	364
Authorizations and Concessions Payable	40	20	129
Other Accounts Payable	1,601	1,303	1,675
Non-Current Liabilities	29,453	14,260	11,196
Suppliers	1,170	0	0
Loans and Financing	13,436	0	0
Payable and Deferred Taxes	3,453	3,077	1,450
Other Taxes	877	868	1,121
Contingency Provisions	5,033	6,820	4,890
Pension Fund Provision	571	571	442
Outstanding authorizations	1	1	4
Other Accounts Payable	4,912	2,924	3,289
Shareholders' Equity	28,908	-13,513	-7,298
Controlling Interest	28,633	-13,806	-7,673
Minority Interest	275	293	375

 (1) 1Q17 data were adjusted as explained in the Disclaimer section of this document.

Additional Information

Please note

The main tables disclosed in this Earnings Release will be available in Excel format in the “Financial Information / Quarterly Reports” section of the Company’s website (www.ir.oi.com.br).

Definitions of the terms used in the Earnings Release are available in the Glossary section of the Company’s website: http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&conta=28&tipo=44320

Additional Information

Subsequent Events

  Disclosure of the final result of the choices made by the Company's Qualified Bondholders creditors on April 11, 2018, with respect to the payment options of their respective credits, as provided for in the Judicial Reorganization Plan.

  Holding of the Annual General Meeting on April 30, 2018, at 11:00 am, at the headquarters of Oi SA - In Judicial Reorganization, which resolved on (i) the management accounts for the fiscal year ended December 31, 2017; (ii) determination of the annual global compensation amount for the Directors and members of the Company's Fiscal Council; and (iii) election of the members of the Fiscal Council and their respective alternates.

  Holding of the Extraordinary General Meeting on May 15, 2018, at 11:00 am, at the headquarters of Oi SA – In Judicial Reorganization, which deliberated on (i) examining, discussing and voting on the Management Report and the related Financial Statements of the fiscal year ended December 31, 2017; and (ii) deliberation on the proposal for allocation of net income for the year ended December 31, 2017.

  Comprehensive Annual Report (Form 20-F) filing on May 16, 2018, with the United States Securities and Exchange Commission (SEC) for the fiscal years ended December, 31, 2017 and 2016.

Additional Information

CVM INSTRUCTION 358, ART. 12:  Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

Table 21 – Capital Shares

	Capital	Treasury	Free-Float[1]
Common	668,033,661	148,282,000	519,748,556
Preferred	157,727,241	1,811,755	155,915,263
Total	825,760,902	150,093,755	675,663,819

Shareholding position as of 03/31/2018.

(1) The outstanding shares do not consider the shares held by the Board of Directors and by the Executive Board.

Disclaimer

Rio de Janeiro – May 28, 2018. This report includes consolidated financial and operating data for Oi S.A. – Under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) and its direct and indirect subsidiaries as of March 31, 2018. In compliance with CVM instructions, the data are presented in accordance with International Financial Reporting Standards (IFRS).

Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Restatement of the amounts for the quarter ended March 31, 2017

The Company’s management identified, on account of the judicial reorganization, as well as the preparation of the Judicial Reorganization Plan, the existence of weaknesses in some of the operating and financial controls and an opportunity to obtain better information from the entities involved in the process.

Considering that appropriate information was obtained for the completion of the impairment test of non-financial assets and on the impacts of the weaknesses identified by Management in course of the preparation of the Judicial Reorganization Plan, the Company restated in the Financial Statements for the quarter ended March 31, 2018, the comparative balances in the individual and consolidated Financial Statements for the quarter ended March 31, 2017, previously approved, audited, and issued on May 10, 2017, in accordance with CPC 23 (IAS 8) – Accounting Policies, Changes in Accounting Estimates and Errors, as explained on the Note 2.(b) of  the Financial  Statements for the quarter ended March 31, 2018.

For more details on this subject, please refer to the Financial Statements for the quarter ended March 31, 2018 which can be accessed through CVM’s website (www.cvm.gov.br) and Oi’s Investor Relations website (www.ir.oi.com.br).

Oi – Investor Relations
Marcelo Ferreira	+55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Bruno Nader	+55 (21) 3131-1629	bruno.nader@oi.net.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2018

OI S.A.

By:	/s/ Carlos Augusto Brandão
Name:	Carlos Augusto Brandão
Title:	Chief Financial Officer and Investor Relations Officer